TO: SECURITIES EXCHANGE COMMISSION

82-34

06014781

ASX/Media Release

RECEIVED

2006 JUN 30 P 12:20

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Santos

SUPPL

Media enquiries
Kathryn Mitchell
+61 8 8218 5260 / +61 (0) 407 979 982
kathryn.mitchell@santos.com

Investor enquiries
Peter Wasow
+61 8 8218 5985
peter.wasow@santos.com

SUPPL

30 June 2006

Clarification re Banjar Panji 1 Well incident

Further to our release dated 27 June 2006, Santos wishes to provide the following clarification regarding the well control incident at the Banjar Panji-1 onshore exploration well located in the Brantas PSC near Surabaya on the Indonesian island of Java, in which a Santos company has a non-operated 18% interest.

Recent media articles include speculation as to the cause of the well control incident and seek to quantify the damage caused.

Santos wishes to clarify for the market that investigations into the cause of the incident by the Operator of the PSC, Lapindo Brantas Inc, and the Government of Indonesia's oil and gas regulator, BPMigas, are ongoing. At this time, there have been no final conclusions arising from these investigations.

In addition, as the mud and water flows continue, clean up operations are unable to commence in earnest. Accordingly, an accurate quantification of damage is not possible at this stage and any speculation is premature.

Further announcements will be made as information becomes available.

The PSC is operated by Lapindo Brantas, which holds a 50% interest; PT Medco E&P Brantas has a 32% interest and Santos (Brantas) Pty Ltd has an 18% interest.

Ends

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)

PROCESSED
JUL 03 2006
THOMSON
FINANCIAL

Jlw 7/3

Santos Limited ABN 80 007 550 923
GPO Box 2455, Adelaide SA 5001
Telephone: +61 8 8218 5111 Facsimile: +61 8 8218 5131
www.santos.com

ASX/Media Release

Santos

Media enquiries
Kathryn Mitchell
+61 8 8218 5260 / +61 (0) 407 979 982
kathryn.mitchell@santos.com

Investor enquiries
Peter Wasow
+61 8 8218 5985
peter.wasow@santos.com

30 June 2006

Update Dua-4X exploration well, Vietnam

Santos today announced an oil and gas discovery at the Dua-4X exploration well currently being drilled in exploration Block 12E, offshore Vietnam.

Santos is participating in the well having agreed in April this year to take a 37.5% interest in two Vietnam exploration permits – Block 12E and Block 12W. The farm-in will [illegible] Santos has funded a proportion of the costs of a two-well drilling program.

Dua-4X was drilled down-flank from the 1974 Dua-1X discovery well that flowed 1,500 barrels of oil per day. Following the intersection of hydrocarbons in the Dua 4X vertical well, a sidetrack has been drilled (Dua-4X ST1) to provide further geological information.

Wireline testing of both Dua-4X and Dua-4X ST1 recovered oil samples, core and pressure data to help define the quantity and quality of hydrocarbons within the northern flank of the Dua structure. As planned no drill stem test was performed.

A second geological sidetrack, Dua-4X ST2, will now be drilled to evaluate potential gas and oil reservoirs in the southern fault block of the Dua structure.

Following completion of Dua-4X ST2, the 12E-CS-1X well will be drilled on the Blackbird prospect to explore a large tilted fault block updip of a pre-existing well (12E-LK-1X) which encountered very good oil shows.

"This is an encouraging start to our Vietnam drilling program in Block 12. We now look forward to the results from the side-track and the Blackbird exploration well which will follow," said Santos Managing Director, John Ellice-Flint.

On completion of the farm-in, the interests in Block 12E will be:

Santos International Holdings Pty Ltd	37.5%
Premier Oil PLC (operator)	37.5%
Delek Energy	25%

Ends

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)

Map attached.

Vietnam


Cambodia
Vietnam
0 300
kilometres
Blackbird
Dua
12W
Kakap PSC
Brunei
Malaysia
Malaysia
Singapore
Indonesia
Indonesia

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